Will H. Cai

+852 3758 1210

wcai@cooley.com

February 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Ms. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 10 to Draft Registration Statement on Form F-4 Submitted on February 3, 2023 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are submitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s conclusions (the “Conclusions”) provided via telephone on February 23, 2023, regarding the accounting for Bitdeer Technologies Holding Company (“Bitdeer”)’s cryptocurrency lending transactions and wealth management products.

In response to the Conclusions, the Company has revised the above referenced Amendment No. 10 to Draft Registration Statement on Form F-4 (the “DRS/A”) and is filing a revised version of the DRS/A (the “Revised DRS/A”) via EDGAR with this response letter. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS/A.

In response to the Staff’s conclusions regarding the accounting for Bitdeer’s cryptocurrency lending transaction, the Company has revised the disclosure on pages 241, 246, 249, F-37, F-42, F-43, F-44, F-47, F-48, F-54, F-61, F-62, F-68, F-76, F-77, F-88, F-92, F-95, F-96, F-98, F-99, F-106, F-114 and F-116 of the Revised DRS/A.

In response to the Staff’s conclusions regarding the accounting for Bitdeer’s purchase of wealth management product, the Company has revised the disclosure on pages 249, F-42, F-43, F-44, F-47, F-48, F-61, F-77, F-88, F-92, F-95, F-96, F-98, F-99, F-114 and F-116 of the Revised DRS/A.

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If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Timothy Pitrelli, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP